SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Stratos International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

863100202

(CUSIP Number)

November 14, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

X	Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 863100202	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 1,273,231[1]
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 98,836[2]
EACH REPORTING	7	SOLE DISPOSITIVE POWER 1,273,231[1]
PERSON WITH	8	SHARED DISPOSITIVE POWER 98,836[2]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,273,231
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [X]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.84%[3]
12	TYPE OF REPORTING PERSON* IA

———————

1

Because Riley Investment Management LLC has sole investment and voting power over 1,273,231 shares of Common Stock owned of record by SACC Partners LP, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2

Riley Investment Management LLC has shared voting and dispositive power over 98,836,801 shares of Common Stock owned of record by investment advisory clients of Riley Investment Management LLC.  However, Riley Investment Management LLC disclaims beneficial ownership of these shares.

3

Based on 14,409,598 shares of Common Stock outstanding at September 12, 2006, as reported in Stratos International, Inc.’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2006 filed with the Securities and Exchange Commission on September 12, 2006.

CUSIP No. 863100202	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON SACC Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 1,273,231
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER -0-
EACH REPORTING	7	SOLE DISPOSITIVE POWER 1,273,231
PERSON WITH	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,273,231
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.84%[1]
12	TYPE OF REPORTING PERSON* PN

———————

1

Based on 14,409,598 shares of Common Stock outstanding at September 12, 2006, as reported in Stratos International, Inc.’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2006 filed with the Securities and Exchange Commission on September 12, 2006.

CUSIP No. 863100202	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON B. Riley & Co., Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 10,400
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER -0-
EACH REPORTING	7	SOLE DISPOSITIVE POWER 10,400
PERSON WITH	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.07%[1]
12	TYPE OF REPORTING PERSON* BD

———————

1

Based on 14,409,598 shares of Common Stock outstanding at September 12, 2006, as reported in Stratos International, Inc.’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2006 filed with the Securities and Exchange Commission on September 12, 2006.

CUSIP No. 863100202	13G	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 1,273,231[1]
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 109,236[2]
EACH REPORTING	7	SOLE DISPOSITIVE POWER 1,273,231[1]
PERSON WITH	8	SHARED DISPOSITIVE POWER 109,236[2]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,273,231
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [X]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.84%
12	TYPE OF REPORTING PERSON* IN

———————

1

Includes 1,273,231 shares of Common Stock owned by SACC Partners, LP.  Because Riley Investment Management LLC has sole voting and investment power over SACC Partners LP’s security holdings and Mr. Riley, in his role as sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of SACC Partners LP, Riley Investment Management LLC and Mr. Riley may be deemed to have beneficial ownership of the 1,273,231 shares owned of record by SACC Partners LP.

2

Riley Investment Management LLC has shared voting and dispositive power over 98,836 shares of Common Stock owned by advisory clients of Riley Investment Management LLC.  Although Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions for the investment advisory clients, Mr. Riley disclaims beneficial interest in these shares.  B. Riley & Co., Inc. has voting and dispositive power over 10,400 shares of Common Stock. Although Mr. Riley is the controlling shareholder and Chairman of B. Riley & Co., Inc., Mr. Riley disclaims beneficial ownership of these shares.

CUSIP No. 863100202	13G	Page 6 of 9 Pages

Item 1.

(a) Name of Issuer

Stratos International, Inc.

(b) Address of Issuer’s Principal Executive Offices

7444 West Wilson Avenue

Chicago, IL 60706

Item 2.

(a) Name of Person Filing

1.  Riley Investment Management, LLC

     SACC Partners, LP

     Bryant R. Riley

2.  B. Riley & Co., Inc.

 (b) Address of Principal Business Office or, if none, Residence

1.  11100 Santa Monica Blvd.

     Suite 810

     Los Angeles, CA 90025

2.  11100 Santa Monica Blvd.

     Suite 800

     Los Angeles, CA 90025

 (c) Citizenship

SACC Partners LP (Delaware limited partnership)

Riley Investment Management LLC (Delaware limited liability company)

Mr. Bryant R. Riley (individual residing in California)

B. Riley & Co., Inc. (Delaware broker-dealer corporation)

(d) Title of Class of Securities

Common Stock

(e) CUSIP Number

863100202

CUSIP No. 863100202	13G	Page 7 of 9 Pages

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

For each Reporting Person:

(a) Amount beneficially owned: Please see Line 9 on the cover sheet for each reporting person (including footnotes thereto).

(b) Percent of class: Please see Line 11 on the cover sheet for each reporting person (including footnotes thereto).

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote Please see Line 5 on the cover sheet for each reporting person (including footnotes thereto).

(ii) Shared power to vote or to direct the vote Please see Line 6 on the cover sheet for each reporting person (including footnotes thereto).

(iii) Sole power to dispose or to direct the disposition of Please see Line 7 on the cover sheet for each reporting person (including footnotes thereto).

(iv)Shared power to dispose or to direct the disposition of Please see Line 8 on the cover sheet for each reporting person (including footnotes thereto).

CUSIP No. 863100202	13G	Page 8 of 9 Pages

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [   ].

Instruction: Dissolution of a group requires a response to this item.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.

Identification and Classification of Members of the Group.

Not Applicable

Item 9.

Notice of Dissolution of Group.

Not Applicable

Item 10.

Certification

(b)

The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 863100202	13G	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 15, 2006

Riley Investment Management, LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, President

SACC Partners, LP
By: Riley Investment Management, its General
Partner

By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Partner

B. Riley & Co., Inc.

By:	/s/ Bryant R. Riley
Bryant R. Riley, Chairman

By:	/s/ Bryant R. Riley
Bryant R. Riley